TortoiseEcofin Acquisition Corp. III
6363 College Boulevard
Overland Park, KS 66211
(913) 981-1020

July 15, 2021

VIA EDGAR

Office of Trade & Services

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-3561

Attention:	Cara Wirth, Attorney-Advisor
Office of Trade & Services

Re:	TortoiseEcofin Acquisition Corp. III
Form S-1 Registration Statement
File No. 333-253586

Dear Ms. Wirth:

TortoiseEcofin Acquisition Corp. III (the “Company”) hereby requests that the effective date of the Company’s Registration Statement on Form S-1, as amended (File No. 333-253586), be accelerated under Rule 461 of the Securities Act of 1933, as amended, so that it will be declared effective at 3:00 p.m. (Eastern time) on July 19, 2021, or as soon thereafter as possible.

We request that we be notified of such effectiveness by a telephone call to Brenda Lenahan of Vinson & Elkins L.L.P. at (212) 237-0133 and that such effectiveness also be confirmed in writing.

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Sincerely,

TortoiseEcofin Acquisition Corp. III

By:	/s/ Vincent T. Cubbage
Name:	Vincent T. Cubbage
Title:	Chief Executive Officer

cc:	Skadden, Arps, Slate, Meagher & Flom LLP
Gregg A. Noel
Michael J. Mies

Vinson & Elkins L.L.P.
Brenda Lenahan
E. Ramey Layne

[Signature Page to Company Acceleration Request]